UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Ergen, Charles W.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer and President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |5/1/01|A   |V|10                |A  |(1)        |857,650            |D     |                           |
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                           |      |    | |                  |   |           |4,800              |I     |(2)                        |
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                           |      |    | |                  |   |           |17,825             |I     |(3)                        |
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                           |      |    | |                  |   |           |511                |I     |(4)                        |
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                           |      |    | |                  |   |           |110                |I     |(5)                        |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The shares were awarded without cost to the reporting person, pursuant to the 2000 Launch Bonus Plan of the Company for past services to the Company. For tax purposes, the shares were priced as of April 30, 2001, but were not distributed until the beginning of May.
(2) The shares are held by the reporting person's spouse as custodian for the reporting person's minor children.
(3) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The reporting person and her spouse are the sole trustees of the Plan, which currently has approximately 1.5 million shares. The reporting person disclaims beneficial ownership of the shares in the Plan. The number of shares reported in column 2 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive power, but no voting power with respect to the shares in her
account.
(4) During March 2000, the Company issued additional shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 2 represents the total number of shares allocated to the account of the reporting person's spouse through the Plan to date.
(5) The shares are in the name of the reporting person's
spouse.
SIGNATURE OF REPORTING PERSON
                 /s/ Charles W. Ergen
DATE
              6/1/01